EXHIBIT V

Statement on the United Kingdom’s withdrawal from the European Union

“The European Investment Bank has monitored the developments in the United Kingdom following the referendum held on June 23, 2016 and related parliamentary decisions. The U.K. government triggered Article 50 of the Treaty on European Union on March 29, 2017, which officially commenced the process of the U.K.’s withdrawal from E.U. membership. Until the withdrawal negotiations have been finalized, the consequences of withdrawal on the EIB are uncertain and will vary significantly depending on, among other factors, the terms of the withdrawal agreement as negotiated between the U.K. and the E.U., as well as the then prevailing economic climate and any regulatory or political uncertainty. For example, the EIB could reconsider the extent of its activities in the U.K., and the U.K. could cease to be a shareholder of EIB.”